HAECO



# Hong Kong Aircraft Engineering Company Limited

## 2008 Interim Report

Stock code: 00044



SWIRE

| | Six months ended 30th June | | Year ended 31st December |
|---|---|---|---|
| | **2008** | 2007 | 2007 |
| *(in HK$ Million)* | | | |
| Turnover | **2,496** | 2,229 | 4,619 |
| Net operating profit | **593** | 543 | 1,000 |
| Share of after-tax results of jointly controlled companies: | | | |
| Hong Kong Aero Engine Services Limited | **178** | 160 | 338 |
| Other jointly controlled companies | **35** | 32 | 61 |
| Profit attributable to the Company's shareholders | **591** | 548 | 1,073 |
| Net cash generated from operating activities | **445** | 282 | 1,024 |
| Net cash (outflow)/inflow before financing activities | **(63)** | 388 | 843 |
| Total equity | **5,607** | 4,747 | 4,894 |
| *(number of shares in '000)* | | | |
| Average number of shares in issue | **166,325** | 166,325 | 166,325 |
| *(in HK$)* | | | |
| Earnings per share attributable to the Company's shareholders (basic and diluted) | **3.55** | 3.29 | 6.45 |
| Interim and final dividends per share | **0.93** | 0.88 | 3.08 |
| Equity attributable to the Company's shareholders per share | **27.86** | 24.04 | 26.51 |

Note: Additional financial information of the Group's jointly controlled companies is presented on page 13.

## CONTENTS

## CONSOLIDATED RESULTS

Profit attributable to the Company's shareholders for the first half of 2008 was HK$591 million, an 8% increase over that of 2007, in line with expectations.

Your Directors have declared an interim dividend of HK$0.93 per share (2007: HK$0.88) payable on 23rd September 2008 to shareholders registered at the close of business on 12th September 2008. The share register will be closed from 8th to 12th September 2008, both dates inclusive.

## OPERATIONS

Demand for the Group's services has continued to be strong in the first half, with its facilities operating at near capacity. The Group is expanding its capacity and is investing in a number of significant long-term projects to support anticipated business demand and to broaden the services it offers:

- Construction of HAECO's third hangar at Hong Kong International Airport is on schedule with opening planned for the middle of 2009.

- Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") will open a new training centre in the last quarter of 2008 while the opening of its sixth hangar is expected at the end of 2009. The new landing gear overhaul joint venture facility in Xiamen was opened in June 2008. Agreement has been signed with Airbus in March 2008 for TAECO to create a qualified Cabin Completion Centre in China for Airbus corporate and business aircraft.

- Following the opening of the engine-build extension in March, Hong Kong Aero Engine Services Limited ("HAESL") will construct a further phased extension to its facilities, with opening of a dedicated engine component overhaul centre planned for early 2010.

- In June the Group acquired a majority 85.01% shareholding from General Electric ("GE") in a Xiamen-based engine overhaul company, which was renamed Taikoo Engine Services (Xiamen) Company Limited ("TEXL"). Cathay Pacific Airways has also taken a minority share, and as part of the overall agreement TEXL has entered into a GE-Branded Service Agreement for a period of 22 years for the maintenance of GE90 engines. It is planned that the company will commence operations in the first half of 2010.

- In July an agreement was reached with Sichuan Airlines to form a joint venture in Chengdu, in which the Group will hold 49%, to provide both line and heavy maintenance, repair and overhaul services initially for Airbus 320 aircraft. The first hangar is expected to commence operating in the first half of 2010.

Staff are being recruited and trained to cope with the planned growth in business.

## PROSPECTS

Demand for the Group's services is expected to remain firm notwithstanding the negative impact of high fuel prices on the aviation industry. I expect that the Group's facilities will continue to be well used during the second half of the year.

**Christopher Pratt**
*Chairman*
Hong Kong, 5th August 2008

The Group's profit attributable to shareholders comprises:

| | Six months ended 30th June 2008 HK$M | 2007 HK$M | Change |
|---|---|---|---|
| HAECO Hong Kong operations | **232** | 214 | **+8%** |
| Share of: | | | |
| TAECO | **162** | 151 | **+7%** |
| HAESL | **178** | 160 | **+11%** |
| Other subsidiaries and jointly controlled companies | **19** | 23 | **-17%** |
| | **591** | 548 | **+8%** |

## HAECO HONG KONG OPERATIONS

HAECO's Hong Kong operations comprise heavy maintenance in hangars, line maintenance at the passenger and cargo terminals at Hong Kong International Airport and component overhaul at Tseung Kwan O plus inventory technical management. Despite the concern generally expressed within the wider aviation community over the recent surge in the price of fuel, demand for high quality aircraft maintenance at present remains firm.

Heavy maintenance business has continued to be strong with 1.30 million sold manhours, the same as that of the first half of 2007. 59% of the work was from non-Hong Kong based carriers.

Line maintenance movements handled grew by 6% over the first half of 2007 with an average of 274 aircraft per day.

Component repair activity at the Tseung Kwan O facility totalled 0.12 million manhours, in line with the first half of 2007.

HAECO's inventory technical management managed rotable spares for various aircraft, including Airbus 340-600, 330-300, 300-600F as well as Boeing 747-200F aircraft.

## TAIKOO (XIAMEN) AIRCRAFT ENGINEERING COMPANY LIMITED

Heavy maintenance manhours sold by TAECO increased by 20% over the first half of 2007 to 2.22 million hours following the easing of capacity constraints provided by the opening of Hangar 5 in June 2007.

Line maintenance operations in Xiamen, Shanghai and Beijing grew by 10% over the first half of 2007 with aircraft handled averaging 43 per day.

TAECO will open a new training centre at the end of 2008. The school aims to develop more engineering staff and provides the means with which to update the skills of the existing workforce. TAECO is also building a sixth hangar for which the opening is now planned for late 2009. A seventh hangar specialising in cabin completion is under construction at nearby Jinjiang with commencement of operation expected in 2010.

## ENGINE OVERHAUL

### Hong Kong Aero Engine Services Limited

HAESL (45% owned) and its jointly controlled company, Singapore Aero Engine Services Pte. Limited (20% owned by HAESL), returned satisfactory results for the period due to both increased work scope and a more favourable work mix.

Following the opening of the additional 3,000 square metre workshop in March, the company has decided to construct a further extension to its facilities to provide additional capacity for specialist engine component repair. Opening is planned for early 2010.

### Taikoo Engine Services (Xiamen) Company Limited

On 31st March 2008, HAECO and TAECO entered into an Acquisition Agreement with GE Pacific Private Limited and General Electric Company, pursuant to which HAECO and TAECO agreed to purchase 75.01% and 10% interests respectively in GE Engine Services (Xiamen) Company Limited ("TEXL") from GE Pacific Private Limited for a cash consideration of US$49.6 million (HK$386.9 million) and US$6.6 million (HK$51.5 million) respectively. On the same date, TEXL and GE entered into a GE-Branded Service Agreement for TEXL to acquire the right to maintain GE90 engines for a period of 22 years, for a cash consideration of US$45 million (HK$351.0 million) and an annual licence fee of US$300,000 (HK$2.3 million). These transactions constituted discloseable transactions under the Listing Rules in respect of which an announcement dated 31st March 2008 was published and a circular dated 11th April 2008 was sent to shareholders.

Subsequently, the parties entered into a revised agreement on 26th June 2008 to reduce the consideration receivable by GE Pacific Private Limited by US$20 million (HK$156.0 million) and to increase the cash consideration payable by TEXL to GE under the GE-Branded Service Agreement by US$20 million (HK$156.0 million). On completion of these transactions on 26th June 2008, TEXL became a non-wholly owned subsidiary of HAECO and was renamed Taikoo Engine Services (Xiamen) Company Limited.

## OTHER SUBSIDIARY AND JOINTLY CONTROLLED COMPANIES

Results of the Group's other subsidiary and jointly controlled companies during the period were in line with expectations.

## ENVIRONMENT

The Group continues to monitor closely the impact of its operations on the environment and make every effort to reduce the extent of this impact. Details of this activity which the company regards as important both to the community and for our staff can be found in the Environmental, Health and Safety report on our website.

## STAFF

The Group's headcount was:

| | 30th June 2008 | 31st December 2007 | Change |
|---|---|---|---|
| HAECO | **4,652** | 4,523 | +3% |
| TAECO | **5,186** | 5,086 | +2% |
| HAESL | **866** | 844 | +3% |
| Other subsidiaries and jointly controlled companies in which HAECO and TAECO own at least 20% | **1,330** | 1,245 | +7% |
| | **12,034** | 11,698 | +3% |

# FINANCIAL REVIEW

## NET ASSETS

The Group's non-current assets increased from HK$4,716 million to HK$5,914 million in the first half of 2008 mainly due to additions in fixed assets and intangible assets totalling HK$1,292 million, primarily on the hangars and the training centre under construction and on the GE-Branded Service Agreement, offset by HK$142 million of depreciation and amortisation. The Group's net current liabilities at 30th June 2008, excluding net liquid funds, totalled HK$194 million (31st December 2007: HK$38 million).

## NET LIQUID FUNDS AND FINANCING

The Group's net liquid funds totalled HK$261 million at 30th June 2008 (31st December 2007: HK$767 million), and it had committed but undrawn banking facilities of HK$276 million plus available uncommitted facilities of HK$415 million. This, together with its continued strong operating cash flow, is considered sufficient to meet its operating, working capital and capital expenditure requirements for the next 12 months.

## CURRENCY FLUCTUATIONS

The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and using forward exchange contracts. At 30th June 2008, TAECO had sold forward a total of US$100 million and HK$512 million to cover part of its Renminbi requirement for the second half of 2008, 2009 and 2010.

| | Note | Six months ended 30th June 2008 HK$M | Six months ended 30th June 2007 HK$M | Year ended 31st December 2007 HK$M |
|---|---|---|---|---|
| **Turnover** | 4 | **2,496** | 2,229 | 4,619 |
| **Operating expenses:** | | | | |
| Staff remuneration and benefits | | **(949)** | (854) | (1,833) |
| Cost of direct material and job expenses | | **(614)** | (522) | (1,160) |
| Depreciation and amortisation | | **(142)** | (123) | (258) |
| Insurance and utilities | | **(46)** | (47) | (90) |
| Operating lease rentals – land and buildings | | **(57)** | (40) | (82) |
| Repairs and maintenance | | **(59)** | (55) | (136) |
| Other operating expenses | | **(59)** | (54) | (112) |
| | | **(1,926)** | (1,695) | (3,671) |
| **Other gains – net** | 5 | **18** | 3 | 31 |
| **Operating profit** | 4 | **588** | 537 | 979 |
| **Net finance income** | 6 | **5** | 6 | 21 |
| **Net operating profit** | | **593** | 543 | 1,000 |
| **Share of after-tax results of jointly controlled companies** | 10 | **213** | 192 | 399 |
| **Profit before taxation** | | **806** | 735 | 1,399 |
| **Taxation** | 7 | **(82)** | (65) | (84) |
| **Profit for the period** | | **724** | 670 | 1,315 |
| **Attributable to:** | | | | |
| The Company's shareholders | | **591** | 548 | 1,073 |
| Minority interests | | **133** | 122 | 242 |
| | | **724** | 670 | 1,315 |
| **Dividends** | | | | |
| Interim | | **155** | 146 | 146 |
| Final – proposed | | **–** | – | 366 |
| | | **155** | 146 | 512 |
| | | HK$ | HK$ | HK$ |
| **Earnings per share attributable to the Company's shareholders (basic and diluted)** | 8 | **3.55** | 3.29 | 6.45 |

| | 2008 | 2007 | | |
|---|---|---|---|---|
| | **Interim HK$** | Interim HK$ | Final HK$ | Total HK$ |
| **Dividends per share** | **0.93** | 0.88 | 2.20 | 3.08 |

# Consolidated Balance Sheet



*at 30th June 2008 – unaudited*

| | Note | 30th June 2008 HK$M | 31st December 2007 HK$M |
|---|---|---|---|
| **ASSETS AND LIABILITIES** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 9 | **3,932** | 3,397 |
| Leasehold land and land use rights | 9 | **312** | 238 |
| Intangible assets | 9 | **538** | 2 |
| Jointly controlled companies | 10 | **860** | 801 |
| Retirement benefit assets | 11 | **179** | 168 |
| Deferred tax assets | | **17** | 8 |
| Derivative financial instruments | 12 | **76** | 102 |
| | | **5,914** | 4,716 |
| **Current assets** | | | |
| Stocks of aircraft parts | | **125** | 103 |
| Work in progress | | **168** | 190 |
| Trade and other receivables | 13 | **659** | 685 |
| Assets held for sale | | **22** | – |
| Derivative financial instruments | 12 | **72** | 59 |
| Deposits and bank balances | | **845** | 876 |
| | | **1,891** | 1,913 |
| **Current liabilities** | | | |
| Trade and other payables | 14 | **1,169** | 1,017 |
| Taxation | | **71** | 58 |
| Short-term loans | | **584** | 109 |
| | | **1,824** | 1,184 |
| **Net current assets** | | **67** | 729 |
| **Total assets less current liabilities** | | **5,981** | 5,445 |
| **Non-current liabilities** | | | |
| Receipt in advance | | **96** | 101 |
| Deferred tax liabilities | | **278** | 226 |
| Other payables | | **–** | 224 |
| | | **374** | 551 |
| **NET ASSETS** | | **5,607** | 4,894 |
| **Equity attributable to the Company's shareholders** | | | |
| Share capital | 15 | **166** | 166 |
| Reserves | 16 | **4,468** | 4,243 |
| | | **4,634** | 4,409 |
| **Minority interests** | | **973** | 485 |
| **TOTAL EQUITY** | | **5,607** | 4,894 |

# Consolidated Cash Flow Statement

*for the six months ended 30th June 2008 – unaudited*



| | Six months ended 30th June | | Year ended 31st December |
|---|---|---|---|
| | **2008 HK$M** | 2007 HK$M | 2007 HK$M |
| **Operating activities** | | | |
| Cash generated from operations | **506** | 314 | 1,070 |
| Interest paid | **(4)** | (4) | (5) |
| Interest received | **11** | 13 | 27 |
| Taxation paid | **(68)** | (41) | (68) |
| **Net cash generated from operating activities** | **445** | 282 | 1,024 |
| **Investing activities** | | | |
| Purchase of property, plant and equipment | **(435)** | (326) | (760) |
| Sale of property, plant and equipment | **14** | 1 | 23 |
| Acquisition of subsidiary companies | **(218)** | 6 | 6 |
| Capital contribution to jointly controlled companies | **(67)** | – | (15) |
| Loans repaid by staff | **–** | – | 5 |
| Loans advanced to a jointly controlled company | **–** | (11) | (11) |
| Loans advanced to a third party | **(13)** | – | – |
| Dividends received from jointly controlled companies | **212** | 161 | 313 |
| Net (increase)/decrease in short-term deposits maturing after three months | **(1)** | 275 | 258 |
| **Net cash (used in)/generated from investing activities** | **(508)** | 106 | (181) |
| **Net cash (outflow)/inflow before financing activities** | **(63)** | 388 | 843 |
| **Financing activities** | | | |
| Capital contribution from minority interests | **35** | 45 | 47 |
| Borrowing/(repayment) of short-term loans | **395** | (6) | 45 |
| Dividends paid to the Company's shareholders | **(366)** | (266) | (412) |
| Dividends paid to minority interests | **(33)** | (68) | (288) |
| **Net cash generated from/(used in) financing activities** | **31** | (295) | (608) |
| **Net (decrease)/increase in cash and cash equivalents** | **(32)** | 93 | 235 |
| Cash and cash equivalents at 1st January | **859** | 623 | 623 |
| Translation adjustment | **–** | 12 | 1 |
| **Cash and cash equivalents at end of the period** | **827** | 728 | 859 |

# Consolidated Statement of Changes in Equity



*for the six months ended 30th June 2008 – unaudited*

| | Six months ended 30th June | | Year ended 31st December |
|---|---|---|---|
| | **2008** | 2007 | 2007 |
| | **HK$M** | HK$M | HK$M |
| Total equity at 1st January | **4,894** | 4,347 | 4,347 |
| Changes in cash flow hedges: | | | |
| Recognised during the period | **11** | 69 | 165 |
| Deferred tax recognised | **(8)** | – | (13) |
| Exchange differences | **12** | 20 | 3 |
| Net income recognised directly in equity | **15** | 89 | 155 |
| Profit for the period | **724** | 670 | 1,315 |
| Total recognised income for the period | **739** | 759 | 1,470 |
| Changes in cash flow hedges: | | | |
| Transferred to profit and loss account | **(24)** | (2) | (12) |
| Dividends paid to the Company's shareholders | **(366)** | (266) | (412) |
| Dividends cancellation/(paid or payable to) minority interests | **292** | (136) | (546) |
| Minority interests arising on new subsidiary companies | **36** | – | 47 |
| Capital contribution from minority interests | **35** | 45 | – |
| Other reserve | **1** | – | – |
| Total equity at end of the period | **5,607** | 4,747 | 4,894 |
| | | | |
| Total recognised income for the period attributable to: | | | |
| The Company's shareholders | **603** | 601 | 1,163 |
| Minority interests | **136** | 158 | 307 |
| | **739** | 759 | 1,470 |

## 1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a) The unaudited consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2007 annual accounts with the addition of certain new standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and effective as at the time of preparing this information. Where applicable, the comparatives have been amended as required.

In 2008, the Group adopted the following new or revised standards and interpretations of HKFRS:

HK(IFRIC)-Int 11 "Share Transactions"

HK(IFRIC)-Int 12 "Service Concession Arrangements"

HK(IFRIC)-Int 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

The adoption of such standards or interpretations does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the first half of 2008.

(b) The consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. This consolidated financial information should be read in conjunction with the 2007 annual accounts.

## 2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

## 3. MANAGEMENT OF FINANCIAL RISK FACTORS

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk, credit risk and liquidity risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forward contracts, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management, not for speculative purposes.

## 4. SEGMENTAL INFORMATION

The Group is primarily engaged in commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have any other significant activities and therefore no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided as below. Financial summaries of the jointly controlled companies are provided under note 10.

Reporting by geographical segment:

| | Operating principally in Hong Kong | | | Operating in Mainland China | | | Inter-segment elimination | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Six months ended 30th June | | Year ended 31st December | Six months ended 30th June | | Year ended 31st December | Six months ended 30th June | | Year ended 31st December | Six months ended 30th June | | Year ended 31st December |
| | **2008 HK$M** | 2007 HK$M | 2007 HK$M | **2008 HK$M** | 2007 HK$M | 2007 HK$M | **2008 HK$M** | 2007 HK$M | 2007 HK$M | **2008 HK$M** | 2007 HK$M | 2007 HK$M |
| Turnover | **1,574** | 1,470 | 3,022 | **922** | 759 | 1,597 | **–** | – | – | **2,496** | 2,229 | 4,619 |
| Inter-segment sales | **43** | 41 | 84 | **2** | 1 | 4 | **(45)** | (42) | (88) | **–** | – | – |
| | **1,617** | 1,511 | 3,106 | **924** | 760 | 1,601 | **(45)** | (42) | (88) | **2,496** | 2,229 | 4,619 |
| Operating profit | **240** | 244 | 414 | **348** | 293 | 565 | | | | **588** | 537 | 979 |
| Net finance income/ (expense) | **7** | 4 | 11 | **(2)** | 2 | 10 | | | | **5** | 6 | 21 |
| Share of after-tax results of jointly controlled companies | **188** | 172 | 363 | **25** | 20 | 36 | | | | **213** | 192 | 399 |
| Profit before taxation | **435** | 420 | 788 | **371** | 315 | 611 | | | | **806** | 735 | 1,399 |
| Profit for the period | **411** | 383 | 746 | **313** | 287 | 569 | | | | **724** | 670 | 1,315 |
| Profit attributable to the Company's shareholders | **411** | 383 | 746 | **180** | 165 | 327 | | | | **591** | 548 | 1,073 |

Analysis of net assets and equity of the Group by geographical segment:

| | Operating principally in Hong Kong | | Operating in Mainland China | | Inter-segment elimination | | Total | |
|---|---|---|---|---|---|---|---|---|
| | **30th June 2008 HK$M** | 31st December 2007 HK$M | **30th June 2008 HK$M** | 31st December 2007 HK$M | **30th June 2008 HK$M** | 31st December 2007 HK$M | **30th June 2008 HK$M** | 31st December 2007 HK$M |
| Segment assets | **3,062** | 3,357 | **3,101** | 2,041 | **(80)** | (454) | **6,083** | 4,944 |
| Jointly controlled companies | **603** | 648 | **257** | 153 | **–** | – | **860** | 801 |
| Deferred tax assets | **–** | – | **17** | 8 | **–** | – | **17** | 8 |
| Deposit and bank balances | **442** | 729 | **403** | 147 | **–** | – | **845** | 876 |
| Total assets | **4,107** | 4,734 | **3,778** | 2,349 | **(80)** | (454) | **7,805** | 6,629 |
| Segment liabilities | **556** | 750 | **789** | 1,046 | **(80)** | (454) | **1,265** | 1,342 |
| Deferred tax liabilities and taxation | **291** | 271 | **58** | 13 | **–** | – | **349** | 284 |
| Short-term loans | **320** | – | **264** | 109 | **–** | – | **584** | 109 |
| Total liabilities | **1,167** | 1,021 | **1,111** | 1,168 | **(80)** | (454) | **2,198** | 1,735 |
| Net assets | **2,940** | 3,713 | **2,667** | 1,181 | **–** | – | **5,607** | 4,894 |
| Equity attributable to the Company's shareholders | **2,934** | 3,707 | **1,700** | 702 | **–** | – | **4,634** | 4,409 |
| Minority interests | **6** | 6 | **967** | 479 | **–** | – | **973** | 485 |
| Total equity | **2,940** | 3,713 | **2,667** | 1,181 | **–** | – | **5,607** | 4,894 |

## 5. OTHER GAINS – NET

| | Six months ended 30th June | | Year ended 31st December |
|---|---|---|---|
| | **2008 HK$M** | 2007 HK$M | 2007 HK$M |
| Net foreign exchange gains | **19** | 3 | 27 |
| Assets at fair value through the profit and loss: | | | |
| fair value (losses)/gains | **(1)** | – | 4 |
| | **18** | 3 | 31 |

## 6. NET FINANCE INCOME

| | Six months ended 30th June | | Year ended 31st December |
|---|---|---|---|
| | **2008 HK$M** | 2007 HK$M | 2007 HK$M |
| Interest income: | | | |
| Short-term deposits and bank balances | **11** | 10 | 27 |
| Interest expense: | | | |
| Short-term bank loans | **(6)** | (4) | (6) |
| | **5** | 6 | 21 |

## 7. TAXATION

| | Six months ended 30th June | | Year ended 31st December |
|---|---|---|---|
| | **2008 HK$M** | 2007 HK$M | 2007 HK$M |
| Current taxation: | | | |
| Hong Kong profits tax | **26** | 29 | 55 |
| Overseas tax | **58** | 33 | 38 |
| | **84** | 62 | 93 |
| Deferred taxation: | | | |
| (Increase)/decrease in deferred tax assets | **(9)** | (5) | 4 |
| Increase/(decrease) in deferred tax liabilities | **7** | 8 | (13) |
| | **82** | 65 | 84 |

Provision for Hong Kong profits tax has been made by the Company of HK$26 million for the period ended 30th June 2008 (30th June 2007: HK$29 million; 31st December 2007: HK$55 million). Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$37 million for the period ended 30th June 2008 (30th June 2007: HK$36 million; 31st December 2007: HK$72 million).

## 8. EARNINGS PER SHARE (BASIC AND DILUTED)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders for the period ended 30th June 2008 of HK$591 million (30th June 2007: HK$548 million; 31st December 2007: HK$1,073 million) and the weighted average of 166,324,850 (30th June 2007: 166,324,850; 31st December 2007: 166,324,850) ordinary shares in issue during the period.

## 9. PROPERTY, PLANT AND EQUIPMENT, LEASEHOLD LAND AND LAND USE RIGHTS AND INTANGIBLE ASSETS

| | Property, plant and equipment HK$M | Leasehold land and land use rights HK$M | Intangible assets – computer software, goodwill and technical licence HK$M |
|---|---|---|---|
| Net book value: | | | |
| At 31st December 2007 | 3,397 | 238 | 2 |
| Acquisition of a subsidiary | 280 | 77 | 537 |
| Additions and transfers | 398 | – | – |
| Disposals | (5) | – | – |
| Depreciation and amortisation | (138) | (3) | (1) |
| At 30th June 2008 | 3,932 | 312 | 538 |

## 10. JOINTLY CONTROLLED COMPANIES

The Group's share of the results and assets and liabilities of the jointly controlled companies for the period ended and at 30th June are as follows:

| | HAESL | | | Others | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | Six months ended 30th June | | Year ended 31st December | Six months ended 30th June | | Year ended 31st December | Six months ended 30th June | | Year ended 31st December |
| | **2008 HK$M** | 2007 HK$M | 2007 HK$M | **2008 HK$M** | 2007 HK$M | 2007 HK$M | **2008 HK$M** | 2007 HK$M | 2007 HK$M |
| Turnover | **1,494** | 1,271 | 2,774 | **195** | 165 | 331 | **1,689** | 1,436 | 3,105 |
| Operating expenses | **(1,308)** | (1,097) | (2,408) | **(155)** | (128) | (262) | **(1,463)** | (1,225) | (2,670) |
| Operating profit | **186** | 174 | 366 | **40** | 37 | 69 | **226** | 211 | 435 |
| Net finance income | **–** | 2 | 1 | **1** | 1 | – | **1** | 3 | 1 |
| Share of after-tax results of jointly controlled companies | **23** | 14 | 35 | **–** | – | – | **23** | 14 | 35 |
| Profit before taxation | **209** | 190 | 402 | **41** | 38 | 69 | **250** | 228 | 471 |
| Taxation | **(31)** | (30) | (64) | **(6)** | (6) | (8) | **(37)** | (36) | (72) |
| Profit for the period | **178** | 160 | 338 | **35** | 32 | 61 | **213** | 192 | 399 |
| Dividends paid | **200** | 151 | 267 | **12** | 10 | 45 | **212** | 161 | 312 |
| Funds employed: | | | | | | | | | |
| Non-current assets | **417** | 392 | 403 | **158** | 88 | 109 | **575** | 480 | 512 |
| Current assets | **686** | 531 | 662 | **216** | 151 | 153 | **902** | 682 | 815 |
| | **1,103** | 923 | 1,065 | **374** | 239 | 262 | **1,477** | 1,162 | 1,327 |
| Current liabilities | **(430)** | (335) | (416) | **(74)** | (74) | (82) | **(504)** | (409) | (498) |
| Non-current liabilities | **(75)** | (29) | (28) | **(38)** | – | – | **(113)** | (29) | (28) |
| | **598** | 559 | 621 | **262** | 165 | 180 | **860** | 724 | 801 |
| Financed by: | | | | | | | | | |
| Shareholders' equity and loans | **598** | 559 | 621 | **262** | 165 | 180 | **860** | 724 | 801 |

## 11. RETIREMENT BENEFITS

Movement in the assets recognised in the balance sheet:

| | Local Scheme HK$M | Expatriate Scheme HK$M | Total HK$M |
|---|---|---|---|
| At 31st December 2007 | **125** | **43** | **168** |
| Increase due to: | | | |
| Total income | **7** | **4** | **11** |
| At 30th June 2008 | **132** | **47** | **179** |

## 12. DERIVATIVE FINANCIAL INSTRUMENTS

| | 30th June 2008 HK$M | 31st December 2007 HK$M |
|---|---|---|
| Forward foreign exchange contracts: | | |
| Cash flow hedges | **145** | 157 |
| Not qualified as cash flow hedges | **3** | 4 |
| Total | **148** | 161 |
| Less: non-current portion | | |
| Forward foreign exchange contracts: | | |
| Cash flow hedges | **76** | 102 |
| Current portion | **72** | 59 |

The notional principal amounts of the outstanding forward foreign exchange contracts at 30th June 2008 were HK$1,294 million (31st December 2007: HK$1,606 million).

## 13. TRADE AND OTHER RECEIVABLES

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade receivables are performed periodically to minimise credit risk associated with receivables.

| | 30th June 2008 HK$M | 31st December 2007 HK$M |
|---|---|---|
| Trade receivables | **352** | 281 |
| Amounts due from jointly controlled companies | **19** | 11 |
| Amounts due from related parties | **164** | 163 |
| Other receivables and prepayments | **124** | 230 |
| | **659** | 685 |
| The aged analysis of trade receivables is as follows: | | |
| Up to 3 months | **262** | 273 |
| 3 to 6 months | **87** | 7 |
| Over 6 months | **3** | 1 |
| | **352** | 281 |

## 14. TRADE AND OTHER PAYABLES

| | 30th June 2008 HK$M | 31st December 2007 HK$M |
|---|---|---|
| Trade payables | **84** | 112 |
| Amounts due to jointly controlled companies | **1** | 1 |
| Amounts due to related parties | **30** | 25 |
| Other payables | **1,054** | 879 |
| | **1,169** | 1,017 |
| The aged analysis of trade payables is as follows: | | |
| Up to 3 months | **78** | 110 |
| 3 to 6 months | **5** | 1 |
| Over 6 months | **1** | 1 |
| | **84** | 112 |

Subsequent to 2007 year end, TAECO cancelled declared dividends of HK$671 million. Included in other payables at 30th June 2008 was deferred consideration of HK$507 million relating to the GE-Branded Service Agreement.

## 15. SHARE CAPITAL

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange. At 30th June 2008, 166,324,850 shares were in issue (31st December 2007: 166,324,850 shares).

## 16. RESERVES

| | Revenue reserve HK$M | Capital redemption reserve HK$M | Exchange translation reserve HK$M | Cash flow hedge reserve HK$M | Other reserve HK$M | Total HK$M |
|---|---|---|---|---|---|---|
| At 31st December 2007 | 4,132 | 19 | 11 | 81 | – | 4,243 |
| Profit attributable to the Company's shareholders | 591 | – | – | – | – | 591 |
| Previous year's final dividend paid | (366) | – | – | – | – | (366) |
| Cash flow hedges: | | | | | | |
| Recognised during the period | – | – | – | 7 | – | 7 |
| Deferred tax recognised | – | – | – | (5) | – | (5) |
| Transferred to the profit and loss account | – | – | – | (13) | – | (13) |
| Share of reserves in jointly controlled companies | – | – | – | – | 1 | 1 |
| Exchange differences | – | – | 10 | – | – | 10 |
| At 30th June 2008 | 4,357 | 19 | 21 | 70 | 1 | 4,468 |

## 17. BUSINESS COMBINATIONS

On 26th June 2008, the Company and TAECO acquired 75.01% and 10.00% interests respectively in TEXL, a company that provides the overhaul, maintenance and test services for aircraft engines. The effective shareholding is 80.67%. As part of the transaction the Group entered into Branded Service Agreement for TEXL to acquire a GE-Branded Service Agreement with the right to maintain GE90 engines for a period of 22 years. The Group's share of total consideration for the acquisition of TEXL and the GE-Branded Service Agreement was HK$636 million.

No revenue and no profit were contributed to the Group for the period from TEXL to 30th June 2008. If the acquisition had occurred on 1st January 2008, the Group's consolidated turnover and consolidated profit for the six months ended 30th June 2008 would have been increased by HK$18 million and decreased by HK$11 million respectively.

## 17. BUSINESS COMBINATIONS (continued)

(a) Details of goodwill and net assets acquired are given below.

| | HK$M |
|---|---|
| The Group's share of purchase consideration is as follows: | |
| Cash paid | 227 |
| Deferred consideration | 409 |
| | 636 |
| Fair value of net identifiable assets acquired | (606) |
| Goodwill | 30 |

The goodwill is attributable to TEXL's strong position and profitability in its market and the significant synergies expected to arise after its acquisition by the Group.

The assets and liabilities arising from the acquisition are as follows:

| | Acquiree's carrying amount HK$M | Fair value HK$M |
|---|---|---|
| Cash and cash equivalents | 21 | 21 |
| Land use rights | 18 | 77 |
| Property, plant and equipment | 192 | 280 |
| Payables | (97) | (97) |
| Deferred tax liabilities | - | (37) |
| Net assets acquired | 134 | 244 |
| Intangible assets acquired | 507 | 507 |
| | 641 | 751 |
| Minority interests | | (145) |
| The Group's share of total net assets acquired | | 606 |

(b) Details of cash outflow on acquisition are as follows.

| | HK$M |
|---|---|
| Outflow of cash to acquire TEXL, net of cash acquired: | |
| The Group's share of cash consideration | 227 |
| The minority's share of cash consideration | 12 |
| Total cash consideration | 239 |
| Cash and cash equivalents in TEXL | (21) |
| Cash outflow on acquisition | 218 |

## 18. CAPITAL COMMITMENTS

| | 30th June 2008 HK$M | 31st December 2007 HK$M |
|---|---|---|
| Contracted but not provided for in the accounts | 851 | 396 |
| Authorised by Directors but not contracted for | 1,720 | 1,436 |
| | 2,571 | 1,832 |

## 18. CAPITAL COMMITMENTS (continued)

Capital commitments are mainly related to the construction of the third hangar at the Hong Kong International Airport by the Company, the sixth and the seventh hangars by TAECO and engine overhaul facilities by TEXL.

## 19. RELATED PARTY AND CONTINUING CONNECTED TRANSACTIONS

The Group has a number of transactions with its related parties and connected persons. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the interim report are summarised below:

| | | Jointly controlled companies | | | Other related parties | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Six months ended 30th June | | Year ended 31st December | Six months ended 30th June | | Year ended 31st December | Six months ended 30th June | | Year ended 31st December |
| | Note | **2008 HK$M** | 2007 HK$M | 2007 HK$M | **2008 HK$M** | 2007 HK$M | 2007 HK$M | **2008 HK$M** | 2007 HK$M | 2007 HK$M |
| Revenue from provision of services: | | | | | | | | | | |
| Cathay Pacific Airways Limited Group (subject to reporting cap) | a | **–** | – | – | **1,057** | 906 | 1,831 | **1,057** | 906 | 1,831 |
| Other revenue | b | **57** | 72 | 134 | **–** | – | – | **57** | 72 | 134 |
| | | **57** | 72 | 134 | **1,057** | 906 | 1,831 | **1,114** | 978 | 1,965 |
| Purchases: | | | | | | | | | | |
| Costs payable to John Swire & Sons (H.K.) Limited under services agreement | | | | | | | | | | |
| – Service fees payable during the period | a | | | | **20** | 18 | 33 | **20** | 18 | 33 |
| – Expenses reimbursed at cost | a | | | | **16** | 11 | 19 | **16** | 11 | 19 |
| Subtotal subject to reporting cap | a | | | | **36** | 29 | 52 | **36** | 29 | 52 |
| – Share of administrative services | | | | | **1** | 1 | 2 | **1** | 1 | 2 |
| Total | | | | | **37** | 30 | 54 | **37** | 30 | 54 |
| Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited | | | | | **2** | 2 | 4 | **2** | 2 | 4 |
| Spares purchases from Cathay Pacific Airways Limited | | | | | **16** | 4 | 18 | **16** | 4 | 18 |
| Other purchases | c | **5** | 3 | 8 | **8** | 5 | 16 | **13** | 8 | 24 |
| | | **5** | 3 | 8 | **63** | 41 | 92 | **68** | 44 | 100 |

Notes:

a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules.

b. Other revenue from jointly controlled companies mainly arose from the provision to HAESL of engine component repairs and facilities rental on a commercial arm's length basis and of certain administrative services charged at cost.

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. Amounts due from and due to jointly controlled companies and other related parties at 30th June 2008 are disclosed in note 13 and note 14 to the accounts.

## 20. OASIS HONG KONG AIRLINES LIMITED

The Group had provided various services under contract to Oasis Hong Kong Airlines Limited. Oasis Hong Kong Airlines Limited and Oasis Growth and Income Investments Limited entered into liquidation on 11th June 2008. In accordance to a consent summons filed jointly together with the Provisional Liquidator, which was granted by the court in early May 2008, an amount of HK$86 million from the net proceeds of aircraft sales will be put into a separate bank account pending determination of the Group's claim by the court.

## CORPORATE GOVERNANCE

The Audit Committee of the Company has reviewed the results for the six-month period ended 30th June 2008.

Throughout the accounting period covered by the interim report, the Company has complied with all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 to the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 to the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

## DISCLOSURE OF INTERESTS

### Directors' interests

At 30th June 2008, the registers maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

| Hong Kong Aircraft Engineering Company Limited | Capacity | No. of shares | Percentage of issued capital (%) | Note |
|---|---|---|---|---|
| The Hon. Sir Michael David Kadoorie (Alternate Director) | Trust | 3,782,886 | 2.27 | 1 |
| D.C.L. Tong | Personal/Trust | 124,800 | 0.08 | 2 |

| Taikoo (Xiamen) Aircraft Engineering Company Limited | Capacity | Percentage of issued capital (%) | Note |
|---|---|---|---|
| P.K. Chan | Controlled corporation | 2.00 | 3 |

Notes:
1. The Hon. Sir Michael David Kadoorie is one of the beneficiaries and the founder of a discretionary trust which ultimately holds these shares.
2. D.C.L. Tong is interested personally in 20,000 shares of the Company. In addition, he is deemed to be interested in 104,800 shares in his capacity as a trustee and does not have any beneficial interest in those shares.
3. The shares are held by Kin Kuen Development Company Limited in which P.K. Chan holds a 30% interest.

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

## Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2008 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

| | Number of shares | Percentage of issued capital | Type of interest (notes) |
|---|---|---|---|
| 1. Cathay Pacific Airways Limited | 45,649,686 | 27.45 | Beneficial owner |
| 2. Swire Pacific Limited | 101,397,903 | 60.96 | Beneficial owner and attributable interest [1] |
| 3. John Swire & Sons Limited | 101,397,903 | 60.96 | Attributable interest [2] |

Notes: At 30th June 2008:

(1) Swire Pacific Limited was interested in 55,748,217 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's interest of approximately 39.99% in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in the 101,397,903 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's interests in shares of Swire Pacific Limited representing approximately 36.50% of the issued share capital and approximately 55.74% of the voting rights.

## FINANCIAL CALENDAR 2008

| | |
|---|---|
| Interim Report sent to shareholders | 15th August |
| Shares trade ex-dividend | 4th September |
| Last registration date | Not later than 4:30p.m. on 5th September |
| Share registers closed | 8th – 12th September |
| Interim dividend payable | 23rd September |

## REGISTERED OFFICE

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

## AUDITORS

PricewaterhouseCoopers

## STOCK CODE

| | |
|---|---|
| Hong Kong Stock Exchange: | 00044 |
| Symbol for ADR Code: | HKAEY |
| CUSIP Reference Number: | 438569105 |

## DEPOSITARY

The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA 15252-8516
USA
Tel: 1-888-BNY-ADRS
(Calls within USA – toll free)
1-201-680-6825
(International callers)
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon.com\shareowner

## PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

## REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: www.computershare.com

## WEBSITE

www.haeco.com

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

General Manager
Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365

## 二零零八年度財務日誌

| | |
|---|---|
| 中期報告送交各股東 | 八月十五日 |
| 股份除息交易 | 九月四日 |
| 最後登記日 | 不遲於九月五日下午四時三十分 |
| 股票過戶手續暫停辦理 | 九月八日至十二日 |
| 派發中期股息 | 九月二十三日 |

## 註冊辦事處

香港金鐘道八十八號
太古廣場二座三十五樓

## 核數師

羅兵咸永道會計師事務所

## 股票代號

香港聯合交易所： 00044
美國預託證券編號： HKAEY
CUSIP 參考編號： 438569105

## 股票托管處

The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA 15252-8516
USA
電話：1-888-BNY-ADRS（美國境內免費電話）
1-201-680-6825（國際電話）
電郵：shrrelations@bnymellon.com
網址：www.bnymellon.com\shareowner

## 主要往來銀行

香港上海匯豐銀行有限公司

## 股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心四十六樓
網址：www.computershare.com

## 網址

www.haeco.com

查詢有關香港飛機工程有限公司的詳情，請聯絡：

香港飛機工程有限公司
公共事務總經理
香港金鐘道八十八號
太古廣場二座三十五樓
電話：(852) 2840-8098
傳真：(852) 2526-9365

## 主要股東權益及其他權益

根據證券及期貨條例第三百三十六條須設立的股份權益及淡倉權益名冊所載，於二零零八年六月三十日，公司已獲通知主要股東及其他人士於公司的股份持有以下權益：

| | 股份數目 | 已發行股本百分比 | 權益類別（附註） |
|---|---|---|---|
| 1. 國泰航空有限公司 | 45,649,686 | 27.45 | 實益擁有人 |
| 2. 太古股份有限公司 | 101,397,903 | 60.96 | 實益擁有人及應佔權益[1] |
| 3. 英國太古集團有限公司 | 101,397,903 | 60.96 | 應佔權益[2] |

附註：於二零零八年六月三十日：

(1) 太古股份有限公司作為實益擁有人持有公司55,748,217股股份權益，亦因太古股份有限公司擁有國泰航空有限公司約百分之三十九點九九權益，而被視作持有45,649,686股由國泰航空公司直接持有的公司股份權益；

(2) 英國太古集團有限公司（「太古」）擁有太古股份有限公司股份權益，即約百分之三十六點五已發行股本及約百分之五十五點七四投票權，而太古股份有限公司擁有公司權益，因此太古及其全資附屬公司香港太古集團有限公司被視作持有公司101,397,903股股份權益。

## 企業管治

公司的審核委員會已審閱截至二零零八年六月三十日止六個月的業績。

在中期報告所包括的會計期間內，公司均遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四所載《企業管治常規守則》(「企業管治守則」)開列的所有守則條文及大部分建議最佳常規。

公司就董事及有關僱員(定義見企業管治守則)進行的證券交易，採納了不低於上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》(「標準守則」)的行為守則。

經特定查詢後，所有董事均確認就中期報告所包括的會計期間有遵從標準守則及公司有關董事證券交易守則所訂的行為守則。

## 披露權益

### 董事權益

於二零零八年六月三十日，根據證券及期貨條例第三百五十二條須設立的名冊內所登記，董事在香港飛機工程有限公司及其相關法團(定義見證券及期貨條例第 XV 部)廈門太古飛機工程有限公司的股份中持有以下實益：

| 香港飛機工程有限公司 | 持有身份 | 股份數目 | 佔已發行股本百分比 (%) | 附註 |
|---|---|---|---|---|
| 米高嘉道理爵士(代董事) | 信託 | 3,782,886 | 2.27 | 1 |
| 唐子樑 | 個人/信託 | 124,800 | 0.08 | 2 |

| 廈門太古飛機工程有限公司 | 持有身份 | 佔已發行股本百分比 (%) | 附註 |
|---|---|---|---|
| 陳炳傑 | 受控法團 | 2.00 | 3 |

附註：
1. 米高嘉道理爵士是最終持有此等股份的酌情信託的其中一位受益人及創立人。
2. 唐子樑個人持有公司20,000股股份權益。此外，他被視作以受託人的身份持有104,800股股份權益，在該等股份中並無任何實益。
3. 股份由陳炳傑持有三成權益的建群發展有限公司持有。

除上述外，公司的董事或行政總裁並無在公司或其任何相聯法團(定義見證券及期貨條例第 XV 部)的股份或相關股份及債券中擁有任何實益或非實益的權益或淡倉。

## 18. 資本承擔

| | 二零零八年六月三十日 港幣百萬元 | 二零零七年十二月三十一日 港幣百萬元 |
|---|---|---|
| 經訂約但未在賬項中作準備 | **851** | 396 |
| 經董事局批准但未訂約 | **1,720** | 1,436 |
| | **2,571** | 1,832 |

資本承擔主要是有關公司於香港國際機場興建第三個機庫、廈門太古飛機工程公司興建第六及第七個機庫，以及太古發動機公司興建引擎大修設施。

## 19. 有關連人士及持續關連交易

集團有若干有關連人士交易及關連交易。所有交易均在正常業務程序下進行，其價格及條件與集團其他第三方客戶/供應商所接受/提出並訂約的價格及條件相若。集團的重大及未有在此中期報告其他章節披露的交易總額及結餘摘要如下：

| | | 共控公司 | | | 其他有關連人士 | | | 總計 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
| | 附註 | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 |
| 提供服務所得的收入： | | | | | | | | | | |
| 國泰航空有限公司集團（在符合申報上限規定下） | a | – | – | – | **1,057** | 906 | 1,831 | **1,057** | 906 | 1,831 |
| 其他收入 | b | **57** | 72 | 134 | – | – | – | **57** | 72 | 134 |
| | | **57** | 72 | 134 | **1,057** | 906 | 1,831 | **1,114** | 978 | 1,965 |
| 購買項目： | | | | | | | | | | |
| 根據服務協議向香港太古集團有限公司支付的費用 | | | | | | | | | | |
| — 期內應付服務費 | a | | | | **20** | 18 | 33 | **20** | 18 | 33 |
| — 按成本代支費用 | a | | | | **16** | 11 | 19 | **16** | 11 | 19 |
| 在符合申報上限規定下的小計 | a | | | | **36** | 29 | 52 | **36** | 29 | 52 |
| — 分擔行政服務 | | | | | **1** | 1 | 2 | **1** | 1 | 2 |
| 總計 | | | | | **37** | 30 | 54 | **37** | 30 | 54 |
| 向一家由太古股份有限公司全資擁有的專屬自保保險公司SPACIOM投保的財產保險 | | | | | **2** | 2 | 4 | **2** | 2 | 4 |
| 向國泰航空有限公司購買備件 | | | | | **16** | 4 | 18 | **16** | 4 | 18 |
| 其他購買項目 | c | **5** | 3 | 8 | **8** | 5 | 16 | **13** | 8 | 24 |
| | | **5** | 3 | 8 | **63** | 41 | 92 | **68** | 44 | 100 |

附註：

a. 此等交易歸入上市規則第14A章「持續關連交易」的定義類別。

b. 其他來自共控公司的收入，主要來自為香港航空發動機維修服務公司提供的引擎部件修理服務及按一般公平商業原則的設備租務，以及按成本收費提供的若干行政服務。

c. 自共控公司購買的服務主要為向香港航空發動機維修服務公司支付的飛機部件大修費用。

d. 於二零零八年六月三十日，共控公司及其他有關連人士未償還的款項與欠共控公司及其他有關連人士的款項，於賬目附註13及14披露。

## 20. 甘泉香港航空有限公司

集團曾根據協議為甘泉香港航空有限公司提供不同的服務。甘泉香港航空有限公司及Oasis Growth and Income Investments Limited於二零零八年六月十一日進行清盤。法院已於二零零八年五月初頒下同意和解傳票，集團已與臨時清盤人共同將傳票存檔。根據同意和解傳票，出售飛機所得款項淨額中，一筆為數港幣八千六百萬元的款項將置於一個獨立的銀行戶口中，直至法院就集團的債權申索作出裁決為止。

## 17. 業務合併

二零零八年六月二十六日，公司與廈門太古飛機工程公司分別購入太古發動機公司百分之七十五點零一及百分之十權益。太古發動機公司提供飛機引擎大修、維修及測試服務。有效股權為百分之八十點六七。作為交易的一部分，集團訂立品牌服務協議，根據協議，太古發動機公司取得為期二十二年維修 GE90 系列引擎的權利。集團應佔購入太古發動機公司及通用電氣品牌服務協議的總代價為港幣六億三千六百萬元。

至二零零八年六月三十日止，太古發動機公司並無於期內為集團帶來收益或溢利。如收購行動於二零零八年一月一日進行，則截至二零零八年六月三十日止六個月集團的綜合營業總額及綜合溢利將分別增加港幣一千八百萬元及減少港幣一千一百萬元。

(a) 商譽及所購資產淨值詳情如下：

| | 港幣百萬元 |
|---|---|
| 集團應佔購買代價如下： | |
| 所付現金 | 227 |
| 遞延代價 | 409 |
| | 636 |
| 可辨認所購資產淨值公平值 | (606) |
| 商譽 | 30 |

商譽是因太古發動機公司在市場具有穩固地位及盈利能力，且預期由集團收購後將出現重大的協同效應而產生。

收購所產生的資產及負債如下：

| | 被收購者的賬面值 港幣百萬元 | 公平值 港幣百萬元 |
|---|---|---|
| 現金及現金等價物 | 21 | 21 |
| 土地使用權 | 18 | 77 |
| 物業、廠房及設備 | 192 | 280 |
| 應付款項 | (97) | (97) |
| 遞延稅項負債 | – | (37) |
| 所購資產淨值 | 134 | 244 |
| 所購無形資產 | 507 | 507 |
| | 641 | 751 |
| 少數股東權益 | | (145) |
| 集團應佔所購資產淨值總額 | | 606 |

(b) 收購時產生的現金流出詳情如下：

| | 港幣百萬元 |
|---|---|
| 收購太古發動機公司的現金流出扣除所得現金： | |
| 集團應佔現金代價 | 227 |
| 少數股東應佔現金代價 | 12 |
| 現金代價總計 | 239 |
| 於太古發動機公司的現金及現金等價物 | (21) |
| 收購時產生的現金流出 | 218 |

## 14. 貿易及其他應付款項

| | 二零零八年六月三十日 港幣百萬元 | 二零零七年十二月三十一日 港幣百萬元 |
|---|---|---|
| 貿易應付款項 | 84 | 112 |
| 應付共控公司款項 | 1 | 1 |
| 應付有關連人士款項 | 30 | 25 |
| 其他應付款項 | 1,054 | 879 |
| | 1,169 | 1,017 |
| 貿易應付款項的賬齡分析如下： | | |
| 不超過三個月 | 78 | 110 |
| 三至六個月 | 5 | 1 |
| 超過六個月 | 1 | 1 |
| | 84 | 112 |

廈門太古飛機工程公司於二零零七年年底後取消宣派的股息港幣六億七千一百萬元。於二零零八年六月三十日結算，包括在其他應付款項之內為與通用電氣品牌服務協議相關的遞延代價港幣五億零七百萬元。

## 15. 股本

在本期內，公司或其附屬公司並無在香港聯合交易所購回、出售或贖回公司股份。於二零零八年六月三十日結算，已發行股份數目為166,324,850股（二零零七年十二月三十一日為166,324,850股）。

## 16. 儲備

| | 收益儲備 港幣百萬元 | 資本贖回儲備 港幣百萬元 | 匯兌儲備 港幣百萬元 | 現金流量對沖儲備 港幣百萬元 | 其他儲備 港幣百萬元 | 總計 港幣百萬元 |
|---|---|---|---|---|---|---|
| 二零零七年十二月三十一日結算 | 4,132 | 19 | 11 | 81 | – | 4,243 |
| 公司股東應佔溢利 | 591 | – | – | – | – | 591 |
| 上年度已付末期股息 | (366) | – | – | – | – | (366) |
| 現金流量對沖： | | | | | | |
| 於本期內確認 | – | – | – | 7 | – | 7 |
| 已確認遞延稅項 | – | – | – | (5) | – | (5) |
| 轉撥至損益賬 | – | – | – | (13) | – | (13) |
| 應佔共控公司儲備 | – | – | – | – | 1 | 1 |
| 匯兌差額 | – | – | 10 | – | – | 10 |
| 二零零八年六月三十日結算 | 4,357 | 19 | 21 | 70 | 1 | 4,468 |

## 12. 衍生金融工具

| | 二零零八年六月三十日 港幣百萬元 | 二零零七年十二月三十一日 港幣百萬元 |
|---|---|---|
| 遠期外匯合約： | | |
| 現金流量對沖 | 145 | 157 |
| 不符合作為現金流量對沖工具 | 3 | 4 |
| 總計 | 148 | 161 |
| 減：非流動部分 | | |
| 遠期外匯合約： | | |
| 現金流量對沖 | 76 | 102 |
| 流動部分 | 72 | 59 |

於二零零八年六月三十日，尚未履行遠期外匯合約的名義本金額為港幣十二億九千四百萬元（二零零七年十二月三十一日為港幣十六億零六百萬元）。

## 13. 貿易及其他應收款項

給予客戶的信貸條件不盡相同，一般乃根據其個別的財政能力而定。集團定期為貿易應收款項進行信貸評估，以減低任何與應收款項有關的信貸風險。

| | 二零零八年六月三十日 港幣百萬元 | 二零零七年十二月三十一日 港幣百萬元 |
|---|---|---|
| 貿易應收款項 | 352 | 281 |
| 應收共控公司款項 | 19 | 11 |
| 應收有關連人士款項 | 164 | 163 |
| 其他應收款項及預付款項 | 124 | 230 |
| | 659 | 685 |
| 貿易應收款項的賬齡分析如下： | | |
| 不超過三個月 | 262 | 273 |
| 三至六個月 | 87 | 7 |
| 超過六個月 | 3 | 1 |
| | 352 | 281 |

## 10. 共控公司

截至二零零八年六月三十日止期間及於二零零八年六月三十日結算，集團應佔共控公司業績及資產與負債如下：

| | 香港航空發動機維修服務公司 | | | 其他 | | | 總計 | | |
|---|---|---|---|---|---|---|---|---|---|
| | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
| | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 |
| 營業總額 | **1,494** | 1,271 | 2,774 | **195** | 165 | 331 | **1,689** | 1,436 | 3,105 |
| 營業開支 | **(1,308)** | (1,097) | (2,408) | **(155)** | (128) | (262) | **(1,463)** | (1,225) | (2,670) |
| 營業溢利 | **186** | 174 | 366 | **40** | 37 | 69 | **226** | 211 | 435 |
| 財務收入淨額 | **–** | 2 | 1 | **1** | 1 | – | **1** | 3 | 1 |
| 應佔共控公司除税後業績 | **23** | 14 | 35 | **–** | – | – | **23** | 14 | 35 |
| 除税前溢利 | **209** | 190 | 402 | **41** | 38 | 69 | **250** | 228 | 471 |
| 税項 | **(31)** | (30) | (64) | **(6)** | (6) | (8) | **(37)** | (36) | (72) |
| 本期溢利 | **178** | 160 | 338 | **35** | 32 | 61 | **213** | 192 | 399 |
| 已付股息 | **200** | 151 | 267 | **12** | 10 | 45 | **212** | 161 | 312 |
| 資金運用： | | | | | | | | | |
| 非流動資產 | **417** | 392 | 403 | **158** | 88 | 109 | **575** | 480 | 512 |
| 流動資產 | **686** | 531 | 662 | **216** | 151 | 153 | **902** | 682 | 815 |
| | **1,103** | 923 | 1,065 | **374** | 239 | 262 | **1,477** | 1,162 | 1,327 |
| 流動負債 | **(430)** | (335) | (416) | **(74)** | (74) | (82) | **(504)** | (409) | (498) |
| 非流動負債 | **(75)** | (29) | (28) | **(38)** | – | – | **(113)** | (29) | (28) |
| | **598** | 559 | 621 | **262** | 165 | 180 | **860** | 724 | 801 |
| 資本來源： | | | | | | | | | |
| 股東權益及借款 | **598** | 559 | 621 | **262** | 165 | 180 | **860** | 724 | 801 |

## 11. 退休福利

已於資產負債表中確認的資產變動：

| | 本地僱員計劃 港幣百萬元 | 海外僱員計劃 港幣百萬元 | 總計 港幣百萬元 |
|---|---|---|---|
| 二零零七年十二月三十一日結算 | **125** | **43** | **168** |
| 增加原因： | | | |
| 總收入 | **7** | **4** | **11** |
| 二零零八年六月三十日結算 | **132** | **47** | **179** |

## 8. 每股盈利（基本及攤薄）

每股盈利乃根據截至二零零八年六月三十日止期間的公司股東應佔溢利港幣五億九千一百萬元（二零零七年六月三十日為港幣五億四千八百萬元；二零零七年十二月三十一日為港幣十億七千三百萬元）及於該期間內已發行的加權平均股份166,324,850股（二零零七年六月三十日為166,324,850股；二零零七年十二月三十一日為166,324,850股）普通股計算。

## 9. 物業、廠房及設備、租賃土地及土地使用權及無形資產

| | 物業、廠房及設備 港幣百萬元 | 租賃土地及土地使用權 港幣百萬元 | 無形資產－電腦軟件、商譽及技術許可證 港幣百萬元 |
|---|---|---|---|
| 賬面淨值： | | | |
| 二零零七年十二月三十一日結算 | 3,397 | 238 | 2 |
| 收購一家附屬公司 | 280 | 77 | 537 |
| 增置及轉撥 | 398 | – | – |
| 出售 | (5) | – | – |
| 折舊及攤銷 | (138) | (3) | (1) |
| 二零零八年六月三十日結算 | 3,932 | 312 | 538 |

## 5. 其他盈利 — 淨額

| | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
|---|---|---|---|
| | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 |
| 外匯盈利淨額 | 19 | 3 | 27 |
| 按公平值列入損益賬的資產： | | | |
| 公平值（虧損）/盈利 | (1) | – | 4 |
| | 18 | 3 | 31 |

## 6. 財務收入淨額

| | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
|---|---|---|---|
| | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 |
| 利息收入： | | | |
| 短期存款及銀行結餘 | 11 | 10 | 27 |
| 利息支出： | | | |
| 短期銀行貸款 | (6) | (4) | (6) |
| | 5 | 6 | 21 |

## 7. 稅項

| | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
|---|---|---|---|
| | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 |
| 本期稅項： | | | |
| 香港利得稅 | 26 | 29 | 55 |
| 海外稅 | 58 | 33 | 38 |
| | 84 | 62 | 93 |
| 遞延稅項： | | | |
| 遞延稅項資產（增加）/減少 | (9) | (5) | 4 |
| 遞延稅項負債增加/（減少） | 7 | 8 | (13) |
| | 82 | 65 | 84 |

公司已預備港幣二千六百萬元，為截至二零零八年六月三十日止期間的香港利得稅作出準備（二零零七年六月三十日為港幣二千九百萬元；二零零七年十二月三十一日為港幣五千五百萬元）。香港利得稅乃以本期的估計應課稅溢利按稅率百分之十六點五計算（二零零七年為百分之十七點五）。海外稅則按各司法管轄區所採用的稅率計算。

應佔共控公司除稅後業績已扣除截至二零零八年六月三十日止期間的稅項支出港幣三千七百萬元列述（二零零七年六月三十日為港幣三千六百萬元；二零零七年十二月三十一日為港幣七千二百萬元）。

## 4. 分項資料

集團主要於香港及中國內地從事商用飛機大修、改裝及維修業務。由於集團沒有從事任何其他主要業務，因此並無報告進一步的業務分項資料。集團按地區的財務資料分項分析於下方列述。共控公司的財務摘要於附註10列述。

按地區分項報告：

| | 主要於香港營運 | | | 於中國內地營運 | | | 分項之間抵銷 | | | 總計 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
| | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 |
| 營業總額 | **1,574** | 1,470 | 3,022 | **922** | 759 | 1,597 | **–** | – | – | **2,496** | 2,229 | 4,619 |
| 分項之間銷售額 | **43** | 41 | 84 | **2** | 1 | 4 | **(45)** | (42) | (88) | **–** | – | – |
| | **1,617** | 1,511 | 3,106 | **924** | 760 | 1,601 | **(45)** | (42) | (88) | **2,496** | 2,229 | 4,619 |
| 營業溢利 | **240** | 244 | 414 | **348** | 293 | 565 | | | | **588** | 537 | 979 |
| 財務收入/(支出)淨額 | **7** | 4 | 11 | **(2)** | 2 | 10 | | | | **5** | 6 | 21 |
| 應佔共控公司除稅後業績 | **188** | 172 | 363 | **25** | 20 | 36 | | | | **213** | 192 | 399 |
| 除稅前溢利 | **435** | 420 | 788 | **371** | 315 | 611 | | | | **806** | 735 | 1,399 |
| 本期溢利 | **411** | 383 | 746 | **313** | 287 | 569 | | | | **724** | 670 | 1,315 |
| 公司股東應佔溢利 | **411** | 383 | 746 | **180** | 165 | 327 | | | | **591** | 548 | 1,073 |

集團按地區分項資產淨值的分析：

| | 主要於香港營運 | | 於中國內地營運 | | 分項之間抵銷 | | 總計 | |
|---|---|---|---|---|---|---|---|---|
| | 二零零八年六月三十日 港幣百萬元 | 二零零七年十二月三十一日 港幣百萬元 | 二零零八年六月三十日 港幣百萬元 | 二零零七年十二月三十一日 港幣百萬元 | 二零零八年六月三十日 港幣百萬元 | 二零零七年十二月三十一日 港幣百萬元 | 二零零八年六月三十日 港幣百萬元 | 二零零七年十二月三十一日 港幣百萬元 |
| 分項資產 | **3,062** | 3,357 | **3,101** | 2,041 | **(80)** | (454) | **6,083** | 4,944 |
| 共控公司 | **603** | 648 | **257** | 153 | **–** | – | **860** | 801 |
| 遞延税項資產 | **–** | – | **17** | 8 | **–** | – | **17** | 8 |
| 存款及銀行結餘 | **442** | 729 | **403** | 147 | **–** | – | **845** | 876 |
| 資產總值 | **4,107** | 4,734 | **3,778** | 2,349 | **(80)** | (454) | **7,805** | 6,629 |
| 分項負債 | **556** | 750 | **789** | 1,046 | **(80)** | (454) | **1,265** | 1,342 |
| 遞延税項負債及税項 | **291** | 271 | **58** | 13 | **–** | – | **349** | 284 |
| 短期貸款 | **320** | – | **264** | 109 | **–** | – | **584** | 109 |
| 負債總額 | **1,167** | 1,021 | **1,111** | 1,168 | **(80)** | (454) | **2,198** | 1,735 |
| 資產淨值 | **2,940** | 3,713 | **2,667** | 1,181 | **–** | – | **5,607** | 4,894 |
| 公司股東應佔權益 | **2,934** | 3,707 | **1,700** | 702 | **–** | – | **4,634** | 4,409 |
| 少數股東權益 | **6** | 6 | **967** | 479 | **–** | – | **973** | 485 |
| 權益總額 | **2,940** | 3,713 | **2,667** | 1,181 | **–** | – | **5,607** | 4,894 |

## 1. 編製原則及會計政策

(a) 未經審核的綜合賬目乃以與二零零七年度賬目所採納的主要會計政策一致的基礎編製，並採納於編製本報告之時已頒佈及生效的香港財務報告準則若干新訂的準則及詮釋。如適用，比較數據已按需要予以修訂。

在二零零八年，集團採納以下新訂或經修訂的香港財務報告準則及詮釋：

香港(國際財務報告詮釋委員會)詮釋第十一號「股份交易」

香港(國際財務報告詮釋委員會)詮釋第十二號「服務特許權安排」

香港(國際財務報告詮釋委員會)詮釋第十四號「界定福利資產的限額、最低資金要求及其相互間的關係」

採納該等準則或詮釋不會對集團的會計政策造成重大改變，對所報告的二零零八年上半年業績亦無重大影響。

(b) 綜合賬目乃按照會計師公會頒佈的香港會計準則第三十四號「中期財務報告」編製。本綜合財務資料應連同二零零七年度賬目一併閱覽。

## 2. 重要會計估算及判斷

集團在編製賬目的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設，包括物業、廠房及設備的生產壽命及稅項的釐定。

## 3. 財務風險因素的管理

集團業務面臨外匯變動、公平值利率風險、信貸風險及流動資金風險。集團定期對此等風險進行檢討，以確保透過採用遠期合約、期權合約或其他適當的衍生金融工具，將風險對集團財務表現所造成的影響減至最低。集團的政策是採用以上衍生工具僅作財務風險管理用途，而不作投機用途。

# 綜合權益變動表



| | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
|---|---|---|---|
| | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 |
| 一月一日結算的權益總額 | **4,894** | 4,347 | 4,347 |
| 現金流量對沖變動： | | | |
| 於本期內確認 | **11** | 69 | 165 |
| 已確認遞延税項 | **(8)** | – | (13) |
| 匯兑差額 | **12** | 20 | 3 |
| 直接於權益確認的收入淨額 | **15** | 89 | 155 |
| 本期溢利 | **724** | 670 | 1,315 |
| 本期已確認收入總額 | **739** | 759 | 1,470 |
| 現金流量對沖變動： | | | |
| 轉撥至損益賬 | **(24)** | (2) | (12) |
| 已付予公司股東股息 | **(366)** | (266) | (412) |
| 股息取消/(已付或應付)少數股東權益 | **292** | (136) | (546) |
| 新附屬公司產生的少數股東權益 | **36** | – | 47 |
| 少數股東注資 | **35** | 45 | – |
| 其他儲備 | **1** | – | – |
| 期末結算的權益總額 | **5,607** | 4,747 | 4,894 |
| 應佔本期已確認收入總額： | | | |
| 公司股東 | **603** | 601 | 1,163 |
| 少數股東權益 | **136** | 158 | 307 |
| | **739** | 759 | 1,470 |

*截至二零零八年六月三十日止六個月 — 未經審核*

| | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
|---|---|---|---|
| | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 二零零七年 港幣百萬元 |
| **營運業務** | | | |
| 營業產生的現金 | **506** | 314 | 1,070 |
| 已付利息 | **(4)** | (4) | (5) |
| 已收利息 | **11** | 13 | 27 |
| 已付稅項 | **(68)** | (41) | (68) |
| **營運業務產生的現金淨額** | **445** | 282 | 1,024 |
| **投資業務** | | | |
| 購買物業、廠房及設備 | **(435)** | (326) | (760) |
| 出售物業、廠房及設備 | **14** | 1 | 23 |
| 購入附屬公司 | **(218)** | 6 | 6 |
| 予共控公司注資 | **(67)** | – | (15) |
| 僱員償還借款 | **–** | – | 5 |
| 予共控公司借款 | **–** | (11) | (11) |
| 予第三方借款 | **(13)** | – | – |
| 已收共控公司股息 | **212** | 161 | 313 |
| 逾三個月到期的短期存款(增加)/減少淨額 | **(1)** | 275 | 258 |
| **投資業務(所用)/產生的現金淨額** | **(508)** | 106 | (181) |
| **融資業務前的現金(流出)/流入淨額** | **(63)** | 388 | 843 |
| **融資業務** | | | |
| 少數股東注資 | **35** | 45 | 47 |
| 借入/(償還)短期貸款 | **395** | (6) | 45 |
| 已付予公司股東股息 | **(366)** | (266) | (412) |
| 已付予少數股東股息 | **(33)** | (68) | (288) |
| **融資業務產生/(所用)的現金淨額** | **31** | (295) | (608) |
| **現金及現金等價物(減少)/增加淨額** | **(32)** | 93 | 235 |
| 一月一日結算的現金及現金等價物 | **859** | 623 | 623 |
| 匯兌調整 | **–** | 12 | 1 |
| **期末結算的現金及現金等價物** | **827** | 728 | 859 |

# 綜合資產負債表





| | 附註 | 二零零八年<br>六月三十日<br>港幣百萬元 | 二零零七年<br>十二月三十一日<br>港幣百萬元 |
|---|---|---|---|
| **資產及負債** | | | |
| **非流動資產** | | | |
| 物業、廠房及設備 | 9 | **3,932** | 3,397 |
| 租賃土地及土地使用權 | 9 | **312** | 238 |
| 無形資產 | 9 | **538** | 2 |
| 共控公司 | 10 | **860** | 801 |
| 退休金資產 | 11 | **179** | 168 |
| 遞延税項資產 | | **17** | 8 |
| 衍生金融工具 | 12 | **76** | 102 |
| | | **5,914** | 4,716 |
| **流動資產** | | | |
| 飛機零件存貨 | | **125** | 103 |
| 未完工程 | | **168** | 190 |
| 貿易及其他應收款項 | 13 | **659** | 685 |
| 持作出售的資產 | | **22** | – |
| 衍生金融工具 | 12 | **72** | 59 |
| 存款及銀行結存 | | **845** | 876 |
| | | **1,891** | 1,913 |
| **流動負債** | | | |
| 貿易及其他應付款項 | 14 | **1,169** | 1,017 |
| 税項 | | **71** | 58 |
| 短期貸款 | | **584** | 109 |
| | | **1,824** | 1,184 |
| **流動資產淨值** | | **67** | 729 |
| **資產總額減流動負債** | | **5,981** | 5,445 |
| **非流動負債** | | | |
| 預收款項 | | **96** | 101 |
| 遞延税項負債 | | **278** | 226 |
| 其他應付款項 | | **–** | 224 |
| | | **374** | 551 |
| **資產淨值** | | **5,607** | 4,894 |
| **公司股東應佔權益** | | | |
| 股本 | 15 | **166** | 166 |
| 儲備 | 16 | **4,468** | 4,243 |
| | | **4,634** | 4,409 |
| **少數股東權益** | | **973** | 485 |
| **權益總額** | | **5,607** | 4,894 |

# 綜合損益賬



| | 附註 | 截至六月三十日止六個月 二零零八年 港幣百萬元 | 截至六月三十日止六個月 二零零七年 港幣百萬元 | 截至十二月三十一日止年度 二零零七年 港幣百萬元 |
|---|---|---|---|---|
| **營業總額** | 4 | **2,496** | 2,229 | 4,619 |
| **營業開支：** | | | | |
| 職員薪酬及福利 | | **(949)** | (854) | (1,833) |
| 直接材料費用及工作開支 | | **(614)** | (522) | (1,160) |
| 折舊及攤銷 | | **(142)** | (123) | (258) |
| 保險及公用開支 | | **(46)** | (47) | (90) |
| 營業租賃租金 — 土地及樓宇 | | **(57)** | (40) | (82) |
| 修理及維修 | | **(59)** | (55) | (136) |
| 其他營業開支 | | **(59)** | (54) | (112) |
| | | **(1,926)** | (1,695) | (3,671) |
| **其他盈利 — 淨額** | 5 | **18** | 3 | 31 |
| **營業溢利** | 4 | **588** | 537 | 979 |
| **財務收入淨額** | 6 | **5** | 6 | 21 |
| **營業淨溢利** | | **593** | 543 | 1,000 |
| **應佔共控公司除稅後業績** | 10 | **213** | 192 | 399 |
| **除稅前溢利** | | **806** | 735 | 1,399 |
| **稅項** | 7 | **(82)** | (65) | (84) |
| **本期溢利** | | **724** | 670 | 1,315 |
| **應佔：** | | | | |
| 公司股東 | | **591** | 548 | 1,073 |
| 少數股東權益 | | **133** | 122 | 242 |
| | | **724** | 670 | 1,315 |
| **股息** | | | | |
| 中期 | | **155** | 146 | 146 |
| 末期 — 擬派 | | **–** | – | 366 |
| | | **155** | 146 | 512 |
| | | **港元** | 港元 | 港元 |
| **公司股東應佔每股盈利（基本及攤薄）** | 8 | **3.55** | 3.29 | 6.45 |

| | 二零零八年 中期 港元 | 二零零七年 中期 港元 | 二零零七年 末期 港元 | 二零零七年 合共 港元 |
|---|---|---|---|---|
| **每股股息** | **0.93** | 0.88 | 2.20 | 3.08 |

## 流動資金淨額及融資

於二零零八年六月三十日結算，集團的流動資金淨額總計為港幣二億六千一百萬元（二零零七年十二月三十一日為港幣七億六千七百萬元），集團並有未動用而已承擔銀行信貸安排港幣二億七千六百萬元及可用未承擔信貸安排港幣四億一千五百萬元。加上其營業現金流量持續強勁，集團認為足以應付未來十二個月間的營業、營運資金及資本開支需要。

## 貨幣浮動

集團的收入以港幣及美元為主，開支亦如是。唯一例外是大量開支以人民幣計算的廈門太古飛機工程公司。廈門太古飛機工程公司透過以人民幣保留盈餘資金，以及採用遠期外匯合約，以減少面對人民幣兌美元匯率變動所產生的風險。於二零零八年六月三十日結算，廈門太古飛機工程公司買出遠期一億美元及港幣五億一千二百萬元，以應付二零零八年下半年、二零零九年及二零一零年的部分人民幣資金需求。

## 廈門太古發動機服務有限公司

港機工程及廈門太古飛機工程公司於二零零八年三月三十一日與 GE Pacific Private Limited 及通用電氣公司訂立認購協議。根據該協議，港機工程及廈門太古飛機工程公司同意分別向 GE Pacific Private Limited 購入通用電氣發動機服務（廈門）有限公司（「太古發動機公司」）百分之七十五點零一及百分之十權益，代價分別為現金四千九百六十萬美元（港幣三億八千六百九十萬元）及六百六十萬美元（港幣五千一百五十萬元）。太古發動機公司及通用電氣於同日訂立通用電氣品牌服務協議。根據該等協議，太古發動機公司取得為期二十二年維修 GE90 系列引擎的權利，代價為現金四千五百萬美元（港幣三億五千一百萬元）及每年特許費用三十萬美元（港幣二百三十萬元）。根據上市規則，該等交易構成須予披露交易，公司已就此刊發日期為二零零八年三月三十一日的公告，並向股東發送日期為二零零八年四月十一日的通函。

協議各方其後於二零零八年六月二十六日訂立修訂協議，當中將 GE Pacific Private Limited 所收取的代價減少二千萬美元（港幣一億五千六百萬元），並將太古發動機公司根據通用電氣品牌服務協議向通用電氣支付的現金代價增加二千萬美元（港幣一億五千六百萬元）。該等交易於二零零八年六月二十六日完成後，太古發動機公司成為港機工程的非全資附屬公司，並改名為廈門太古發動機服務有限公司。

## 其他附屬公司及共控公司

期內集團其他附屬公司及共控公司的業績與預期相符。

## 環境保護

集團繼續密切監控其業務運作對環境造成的影響，並盡一切所能減低影響的程度。公司認為這方面的工作對社區及其員工均非常重要，有關詳情於公司網站的《Environmental, Health and Safety Report》（《環境、健康及安全報告》）內載述。

## 員工

集團的員工數目如下：

| | 二零零八年六月三十日 | 二零零七年十二月三十一日 | 變幅 |
|---|---|---|---|
| 港機工程 | **4,652** | 4,523 | +3% |
| 廈門太古飛機工程公司 | **5,186** | 5,086 | +2% |
| 香港航空發動機維修服務公司 | **866** | 844 | +3% |
| 港機工程及廈門太古飛機工程公司持有至少兩成權益的其他附屬公司及共控公司 | **1,330** | 1,245 | +7% |
| | **12,034** | 11,698 | +3% |

## 財務回顧

### 資產淨值

集團的非流動資產於二零零八年上半年由港幣四十七億一千六百萬元增至港幣五十九億一千四百萬元，主要由於增加固定資產及無形資產（主要為興建中機庫與培訓中心及通用電氣品牌服務協議）總計港幣十二億九千二百萬元，為港幣一億四千二百萬元折舊及攤銷所抵銷。於二零零八年六月三十日結算，集團不包括流動資金淨額的流動負債淨值總計為港幣一億九千四百萬元（二零零七年十二月三十一日為港幣三千八百萬元）。

集團的股東應佔溢利包括：

| | 截至六月三十日止六個月 | | |
|---|---|---|---|
| | 二零零八年 港幣百萬元 | 二零零七年 港幣百萬元 | 變幅 |
| 港機工程在香港的業務 | 232 | 214 | +8% |
| 應佔： | | | |
| 廈門太古飛機工程公司 | 162 | 151 | +7% |
| 香港航空發動機維修服務公司 | 178 | 160 | +11% |
| 其他附屬公司及共控公司 | 19 | 23 | -17% |
| | 591 | 548 | +8% |

## 港機工程在香港的業務

港機工程在香港的業務包括於香港國際機場的機庫進行大型維修工程及在客貨運站進行外勤維修工程、於將軍澳進行部件大修工程，以及提供庫存技術管理服務。儘管廣大航空業界對近期油價飆升普遍表示關注，但目前市場對優質飛機維修服務的需求仍然堅穩。

大型維修業務持續強勁，共售出一百三十萬工時，與二零零七年上半年相同。百分之五十九的工程來自非以香港為基地的航空公司。

外勤維修業務較二零零七年上半年增長百分之六，每日平均處理二百七十四架飛機。

將軍澳設施的部件修理業務共錄得十二萬工時，與二零零七年上半年相符。

港機工程的庫存技術管理業務為不同類型飛機的可修周轉件提供服務，這些飛機包括空中巴士340-600型、330-300型、300-600F型及波音747-200F型飛機。

## 廈門太古飛機工程有限公司

第五個機庫於二零零七年六月啟用，減輕了機庫處理能力所受的限制後，廈門太古飛機工程公司所售出的大型維修工時較二零零七年上半年增加百分之二十至二百二十二萬小時。

廈門、上海及北京的外勤維修業務較二零零七年上半年增長百分之十，每日平均處理四十三架飛機。

廈門太古飛機工程公司新的培訓中心將於二零零八年年底啟用。培訓中心旨在培育更多工程人員，以及提供一個途徑以提升現有工作人員的技術。廈門太古飛機工程公司亦正興建第六個機庫，現時計劃於二零零九年年底啟用。專門從事客艙改裝工程的第七個機庫正於鄰近的晉江市進行興建，預期於二零一零年投入運作。

## 引擎大修

### 香港航空發動機維修服務有限公司

由於工程範圍增加以及工種配合得宜，香港航空發動機維修服務公司（公司佔百分之四十五股權）及其共控公司新加坡航空發動機維修服務有限公司（香港航空發動機維修服務公司佔兩成股權）均於期內取得令人滿意的業績。

該公司繼額外佔地三千平方米的工場於三月啟用後，已決定進一步擴建其設施，以提供額外的處理能力專門進行引擎部件修理工程。新設施計劃於二零一零年年初啟用。

## 綜合業績

二零零八年上半年的公司股東應佔溢利為港幣五億九千一百萬元，數字較二零零七年增加百分之八，與預期相符。

董事局宣派中期股息每股港幣0.93元(二零零七年為港幣0.88元)，定於二零零八年九月二十三日派發予於二零零八年九月十二日辦公時間結束時已名列股東名冊內的股東。股票過戶手續將於二零零八年九月八日至十二日(包括首尾兩天)暫停辦理。

## 業務營運

集團的服務需求於上半年間持續殷切，其設施的可用量已差不多全部運用。集團正擴建設施，並於多個主要長期項目進行投資，以應付預期的業務需求及擴大服務範圍：

- 港機工程位於香港國際機場的第三個機庫正如期進行興建，預計於二零零九年年中啟用。
- 廈門太古飛機工程有限公司(「廈門太古飛機工程公司」)新的培訓中心將於二零零八年最後一季啟用，而第六個機庫則預計於二零零九年年底啟用。新的起落架大修合資設施於二零零八年六月在廈門啟用。廈門太古飛機工程公司於二零零八年三月與空中巴士公司簽訂協議，由廈門太古飛機工程公司於中國成立一個具認證資格的空中巴士商務機機艙整裝中心。
- 香港航空發動機維修服務有限公司(「香港航空發動機維修服務公司」)的引擎裝建車間擴建部分於三月啟用後，決定進一步擴建其設施，興建一個專用的引擎部件大修中心，計劃於二零一零年年初啟用。
- 集團於六月向通用電氣公司(「通用電氣」)購入一家以廈門為基地的引擎大修公司百分之八十五點零一的大部分股權，該公司已改名為廈門太古發動機服務有限公司(「太古發動機公司」)。國泰航空公司亦購入少數股權，而太古發動機公司根據整體協議部分內容，訂立通用電氣品牌服務協議，取得為期二十二年維修GE90系列引擎的權利。該公司計劃於二零一零年上半年投入運作。
- 集團於七月與四川航空集團公司達成協議，於成都成立一家合營公司，集團將持有百分之四十九股權。合營公司初期為空中巴士320型飛機提供外勤及大型維修、修理及大修服務。第一個機庫預期於二零一零年上半年投入運作。

為配合計劃中的業務擴展，集團正進行員工招聘及培訓工作。

## 前景

儘管油價高企對航空業造成負面影響，但集團的服務需求持續堅穩。本人預期集團設施在下半年將繼續有良好的使用率。

*主席*

**白紀圖**

香港，二零零八年八月五日

# 摘 要

| | 截至六月三十日止六個月 | | 截至十二月三十一日止年度 |
|---|---|---|---|
| | **二零零八年** | 二零零七年 | 二零零七年 |
| *(港幣百萬元)* | | | |
| 營業總額 | **2,496** | 2,229 | 4,619 |
| 營業淨溢利 | **593** | 543 | 1,000 |
| 應佔共控公司除稅後業績： | | | |
| 香港航空發動機維修服務有限公司 | **178** | 160 | 338 |
| 其他共控公司 | **35** | 32 | 61 |
| 公司股東應佔溢利 | **591** | 548 | 1,073 |
| 營運業務產生的現金淨額 | **445** | 282 | 1,024 |
| 融資業務前的現金(流出)/流入淨額 | **(63)** | 388 | 843 |
| 權益總額 | **5,607** | 4,747 | 4,894 |
| *(股份數目以千股計)* | | | |
| 平均已發行股份數目 | **166,325** | 166,325 | 166,325 |
| *(港元)* | | | |
| 公司股東應佔每股盈利(基本及攤薄) | **3.55** | 3.29 | 6.45 |
| 每股中期及末期股息 | **0.93** | 0.88 | 3.08 |
| 公司股東應佔每股權益 | **27.86** | 24.04 | 26.51 |

附註：集團共控公司的附加財務資料於第十三頁列述。

## 目 錄




設計：化其設計顧問有限公司 www.format.com.hk
此中期報告以 FSC 認可紙張印刷。
再造成分包括 25% 用後廢料及含植物油油墨印刷。

港機工程

香港飛機工程有限公司

二零零八年中期報告

股票代號：00044



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